EXHIBIT 12

                                TECO ENERGY, INC.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.

   THREE MONTHS       TWELVE MONTHS                      YEAR ENDED DECEMBER 31,
       ENDED               ENDED          ----------------------------------------------------
   MARCH 31, 2001     MARCH 31, 2001       2000       1999        1998        1997       1996
   --------------     --------------      -----      -----       -----       -----       -----
       2.49x             2.45 x           2.55x     3.25x(1)    3.67x(2)     3.77x(3)    3.72x

         For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.


(1) Includes the effect of non-recurring pretax charges totaling $21.0 million recorded in the third and fourth quarters of 1999. Charges consisted of the following: $10.5 million recorded at Tampa Electric on FPSC audits of its 1997 and 1998 earnings which limited its equity ratio to 58.7 percent; $3.5 million at Tampa Electric to resolve litigation filed by the U.S. Environmental Protection Agency; $6 million at TECO Investments to adjust the carrying value of certain leveraged leases; and $4.3 million at Tampa Electric and $3.3 million net benefit at TECO Energy for corporate income tax settlements related to prior years' tax returns. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.60x for the year ended Dec. 31, 1999.

(2) Includes the effect of non-recurring pretax charges totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $.6 million pretax of merger-related costs. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.95x for the year ended Dec. 31, 1998.

(3) Includes a $2.6-million pretax charge for all costs associated with the Peoples Gas Systems and West Florida Natural Gas Company mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended Dec. 31, 1997.